U.S. Securities and Exchange Commission
Washington, D.C. 20549

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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Residential Funding Mortage Securities I, Inc.
Exact Name of Registrant as Specified in Charter

0000774352
Registrant CIK Number

Current Report on Form 8-K FOR 5-22-02
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-82332
SEC File Number of Registration Statement

____
Name of Person Filing the Document
(if Other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 22nd day of May, 2002.

Residential Funding Mortgage Securities I, Inc.
(Registrant)

By: [signature]
Randy Van Zee
Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ________, 2002, that the information set forth in this statement is true and complete.

By: ______________________________
(Name)

____
(Title)

May 21, 2002

Final Structural and Collateral Term Sheet

$250,895,119 (approximate) of Senior Certificates
Residential Funding Mortgage Securities, Inc.
RFMSI Series 2002-S8 Trust

Features of the Transaction

- Offering consists of $250,895,119 of senior certificates with a Certificate Interest Rate of 6.00% expected to be rated AAA by: Moody's and S&P
- The expected amount of credit support for the senior certificates is 1.3% in the form of subordination with a shifting interest structure and a five year prepayment lockout.
- All collateral consists of 15-year, fixed-rate residential, Jumbo A first mortgages originated or acquired by Residential Funding Corporation.
- The amount of senior certificates is approximate and may vary by up to 5%.

Preliminary Mortgage Pool Data (approximate)

Total Outstanding Principal Balance:	$254,199,867
Number of Mortgage Loans:	587
Average Principal Balance of the Mortgage Loans:	$433,000
Weighted Average Annual Mortgage Interest Rate:	6.53%
Weighted Average Maturity:	178
Weighted Average Seasoning:	2
Weighted Average Original Loan-To-Value Ratio:	58%
Full/Alternative Documentation:	87%
Weighted Average FICO Score	747
Cash-out Refinance	17%

Geographic Distribution:		**Type of Dwelling:**	
California	40%	Single-Family Detached	98%

Key Terms

Issuer:	RFMSI Series 2002-S8 Trust
Underwriter:	Goldman, Sachs & Co.
Depositor/Master Servicer:	Residential Funding Mortgage Securities, Inc. / Residential Funding Corporation
Trustee:	Bank One
Type of Issuance:	Public
Servicer Advancing:	Yes, subject to recoverability
Compensating Interest:	Yes, to the extent of Master Servicing, but in no case more than 1/12th of 0.125% of the Pool Scheduled Principal Balance for such Distribution Date
Legal Investment:	The senior certificates are expected to be SMMEA eligible at settlement
Interest Accrual:	Prior calendar month
Clean Up Call:	10% of the Cut-off Date principal balance of the Mortgage Loans
ERISA Eligible:	Underwriter's exemption may apply to senior certificates, however prospective purchasers should consult their own counsel
Tax Treatment:	REMIC; senior certificates are regular interests
Structure:	Senior/Subordinate; shifting interest with a five year prepayment lockout to subordinate certificates
Expected Subordination:	1.3 %
Expected Rating Agencies:	Standard & Poor's ("S&P"), and Moody's ("Moody's")
Minimum Denomination:	Senior certificates - $25,000
Delivery:	Senior certificates – DTC

Time Table

Expected Settlement:	May 30, 2002
Cut-off Date:	May 1, 2002
First Distribution Date:	June 25, 2002
Distribution Date:	25th or next business day

May 14, 2002

Preliminary Structural and Collateral Term Sheet

$250,000,000 (approximate) of Senior Certificates
Residential Funding Mortgage Securities, Inc.
RFMSI Series 2002-S8 Trust

Features of the Transaction

- Offering consists of $250,000,000 of senior certificates with a Certificate Interest Rate of 6.00% expected to be rated AAA by two of three rating agencies: Moody's, S&P, or Fitch
- The expected amount of credit support for the senior certificates is 1.75 ± 0.50% in the form of subordination with a shifting interest structure and a five year prepayment lockout.
- All collateral consists of 15-year, fixed-rate residential, Jumbo A first mortgages originated or acquired by Residential Funding Corporation.
- The amount of senior certificates is approximate and may vary by up to 5%.

Preliminary Mortgage Pool Data *(approximate)*

Total Outstanding Principal Balance:	$254,500,000
Number of Mortgage Loans:	592
Average Principal Balance of the Mortgage Loans:	$430,000
Weighted Average Annual Mortgage Interest Rate:	6.55% ±15bps
Weighted Average Maturity:	177 ± 2 mos
Weighted Average Seasoning:	0-4 mos
Weighted Average Original Loan-To-Value Ratio:	59.00% ± 2%
Full/Alternative Documentation:	85-90%
Weighted Average FICO Score	742
Cash-out Refinance	20%

Geographic Distribution:		**Type of Dwelling:**	
California	40% Max	Single-Family Detached	95%

Key Terms

Issuer:	RFMSI Series 2002-S8 Trust
Underwriter:	Goldman, Sachs & Co.
Depositor/Master Servicer:	Residential Funding Mortgage Securities, Inc. / Residential Funding Corporation
Trustee:	Bank One
Type of Issuance:	Public
Servicer Advancing:	Yes, subject to recoverability
Compensating Interest:	Yes, to the extent of Master Servicing, but in no case more than 1/12th of 0.125% of the Pool Scheduled Principal Balance for such Distribution Date
Legal Investment:	The senior certificates are expected to be SMMEA eligible at settlement
Interest Accrual:	Prior calendar month
Clean Up Call:	10% of the Cut-off Date principal balance of the Mortgage Loans
ERISA Eligible:	Underwriter's exemption may apply to senior certificates, however prospective purchasers should consult their own counsel
Tax Treatment:	REMIC; senior certificates are regular interests
Structure:	Senior/Subordinate; shifting interest with a five year prepayment lockout to subordinate certificates
Expected Subordination:	1.75% ± 0.50%
Expected Rating Agencies:	Two of three : Fitch, Inc. ("Fitch"), Standard & Poor's ("S&P"), and Moody's ("Moody's")
Minimum Denomination:	Senior certificates - $25,000
Delivery:	Senior certificates – DTC

Time Table

Expected Settlement:	May 30, 2002
Cut-off Date:	May 1, 2002
First Distribution Date:	June 25, 2002
Distribution Date:	25th or next business day

GSRFMSI02S8 - SUMMARY

DEAL SUMMARY REPORT **GSRFMSI02S8**

			ASSUMPTIONS	
SETTLEMENT	30-MAY-2002	PREPAY	300	PSA
1ST PAY DATE	25-JUN-2002	DEFAULT	0	CDR
		RECOVERY	0	MONTHS
		SEVERITY		0%

BALANCE	COLLATERAL WAC	WAM	WAL	DUR
$254,199,867.82	6.528	178	4.48145	3.650

TRANCHE NAME	RATING	BALANCE	COUPON	PRINCIPAL WINDOW	AVG LIFE	DUR	BEY YIELD	SPREAD BP	BENCH	PRICE %	$@1BP	ACCRUED INT(M)	NETNET (MM)	DATED DATE	NOTES
PO		751,119.57	0.0000	06/02 - 02/17	4.42050		0.00000	0	INTERP			0.00	0.000	01-MAY-02	XRS_PO
WAC_IO		254,199,867.82	0.1959	06/02 - 03/17	4.48145		0.00000	0	INTERP			0.00	0.000	01-MAY-02	NTL_IO
R		100.00	6.0000	06/02 - 06/02	0.06944		0.00000	0	INTERP			0.00	0.000	01-MAY-02	FIX
A-1		250,144,000.00	6.0000	06/02 - 03/17	4.44293		0.00000	0	INTERP			0.00	0.000	01-MAY-02	FIX
SUBORD		3,304,648.25	6.0000	06/02 - 03/17	7.41128		0.00000	0	INTERP			0.00	0.000	01-MAY-02	FIX

YIELD CURVE

MAT	3MO	6MO	2YR	5YR	10YR	30YR
YLD	1.754	1.872	3.259	4.551	5.198	5.65

GSRFMSI02S8 - PRICE/YIELD - A-1

PRICE	300 PSA	125 PSA	150 PSA	200 PSA	400 PSA	600 PSA	800 PSA	
99-20	99-20	99-20	99-20	99-20	99-20	99-20	99-20	PRICE
99-20	6.06849	6.07028	6.07003	6.06953	6.06743	6.06532	6.06326	YIELD
99-21	99-21	99-21	99-21	99-21	99-21	99-21	99-21	PRICE
99-21	6.05978	6.06380	6.06325	6.06211	6.05741	6.05268	6.04808	YIELD
99-22	99-22	99-22	99-22	99-22	99-22	99-22	99-22	PRICE
99-22	6.05108	6.05733	6.05646	6.05470	6.04739	6.04004	6.03290	YIELD
99-23	99-23	99-23	99-23	99-23	99-23	99-23	99-23	PRICE
99-23	6.04238	6.05086	6.04969	6.04729	6.03738	6.02742	6.01773	YIELD
99-24	99-24	99-24	99-24	99-24	99-24	99-24	99-24	PRICE
99-24	6.03369	6.04439	6.04291	6.03989	6.02738	6.01480	6.00257	YIELD
99-25	99-25	99-25	99-25	99-25	99-25	99-25	99-25	PRICE
99-25	6.02500	6.03793	6.03614	6.03249	6.01738	6.00219	5.98741	YIELD
99-26	99-26	99-26	99-26	99-26	99-26	99-26	99-26	PRICE
99-26	6.01632	6.03147	6.02937	6.02509	6.00739	5.98958	5.97226	YIELD
99-27	99-27	99-27	99-27	99-27	99-27	99-27	99-27	PRICE
99-27	6.00764	6.02501	6.02260	6.01770	5.99740	5.97698	5.95712	YIELD
99-28	99-28	99-28	99-28	99-28	99-28	99-28	99-28	PRICE
99-28	5.99897	6.01856	6.01584	6.01032	5.98742	5.96439	5.94199	YIELD
99-29	99-29	99-29	99-29	99-29	99-29	99-29	99-29	PRICE
99-29	5.99030	6.01210	6.00909	6.00293	5.97744	5.95180	5.92687	YIELD
99-30	99-30	99-30	99-30	99-30	99-30	99-30	99-30	PRICE
99-30	5.98163	6.00566	6.00233	5.99555	5.96747	5.93923	5.91176	YIELD
99-31	99-31	99-31	99-31	99-31	99-31	99-31	99-31	PRICE
99-31	5.97297	5.99921	5.99558	5.98818	5.95750	5.92665	5.89665	YIELD
100-00	**100-00**	**100-00**	**100-00**	**100-00**	**100-00**	**100-00**	**100-00**	PRICE
100-00	**5.96432**	**5.99277**	**5.98883**	**5.98080**	**5.94754**	**5.91409**	**5.88155**	YIELD
100-01	100-01	100-01	100-01	100-01	100-01	100-01	100-01	PRICE
100-01	5.95567	5.98633	5.98209	5.97343	5.93759	5.90153	5.86646	YIELD
100-02	100-02	100-02	100-02	100-02	100-02	100-02	100-02	PRICE
100-02	5.94702	5.97990	5.97535	5.96607	5.92764	5.88898	5.85137	YIELD
100-03	100-03	100-03	100-03	100-03	100-03	100-03	100-03	PRICE
100-03	5.93838	5.97347	5.96861	5.95871	5.91769	5.87643	5.83630	YIELD
100-04	100-04	100-04	100-04	100-04	100-04	100-04	100-04	PRICE
100-04	5.92974	5.96704	5.96188	5.95135	5.90775	5.86389	5.82123	YIELD
100-05	100-05	100-05	100-05	100-05	100-05	100-05	100-05	PRICE
100-05	5.92111	5.96061	5.95515	5.94400	5.89782	5.85136	5.80617	YIELD
100-06	100-06	100-06	100-06	100-06	100-06	100-06	100-06	PRICE
100-06	5.91248	5.95419	5.94842	5.93665	5.88789	5.83883	5.79111	YIELD
100-07	100-07	100-07	100-07	100-07	100-07	100-07	100-07	PRICE
100-07	5.90386	5.94777	5.94170	5.92930	5.87796	5.82632	5.77607	YIELD
100-08	100-08	100-08	100-08	100-08	100-08	100-08	100-08	PRICE
100-08	5.89524	5.94136	5.93498	5.92196	5.86805	5.81380	5.76103	YIELD
100-09	100-09	100-09	100-09	100-09	100-09	100-09	100-09	PRICE
100-09	5.88663	5.93495	5.92826	5.91462	5.85813	5.80130	5.74600	YIELD
100-10	100-10	100-10	100-10	100-10	100-10	100-10	100-10	PRICE
100-10	5.87802	5.92854	5.92155	5.90729	5.84823	5.78880	5.73098	YIELD
100-11	100-11	100-11	100-11	100-11	100-11	100-11	100-11	PRICE
100-11	5.86941	5.92213	5.91484	5.89996	5.83832	5.77631	5.71596	YIELD
100-12	100-12	100-12	100-12	100-12	100-12	100-12	100-12	PRICE
100-12	5.86081	5.91573	5.90813	5.89263	5.82843	5.76382	5.70096	YIELD
WAL	**4.44293**	**6.33372**	**5.98949**	**5.38490**	**3.75893**	**2.86352**	**2.32096**	
PRINCIPAL WINDOW	**JUN02 - MAR17**	**JUN02 - MAR17**	**JUN02 - MAR17**	**JUN02 - MAR17**	**JUN02 - MAR17**	**JUN02 - MAR17**	**JUN02 - MAR17**	

CMO RFC 02S8 SEN
Scenario Report (GS)

Goldman Sachs

4.4 yr — Generated: 05/14/2002 11:16:32 —

CUSIP	Monthly	As Of	5/02	Pricing	5/13/02	Original	250,000,000.00
Description:				Settle	5/30/02	Balance	250,000,000.00
Coupon:	6.000%			Next Proj	6/25/02	Factor	1.00000000
Collateral:	Cpn 6.00 WAC 6.55 WAM 177 WALA 2			Stated Final	0/0/00	Delay	24

Historical PSA's: 0/00= 0/00= 0/00= 3mo= 6mo= 12mo= SI=
Curve: 3m= 6m= 1yr= 2yr= 3yr= 4yr= 5yr= 7yr= 10yr= 30yr=

Input	Output	PSA	PSA	PSA	PSA	PSA	PSA	PSA
PREPAY		300	125	150	200	400	600	800
	Av Life	4.434	6.314	5.972	5.371	3.752	2.859	2.317
Price	Window	6/02-2/17	6/02-2/17	6/02-2/17	6/02-2/17	6/02-2/17	6/02-2/17	6/02-2/17
99-24	Yield	6.034	6.044	6.043	6.040	6.027	6.015	6.003
99-25	Yield	6.025	6.038	6.036	6.032	6.017	6.002	5.987
99-26	Yield	6.016	6.031	6.029	6.025	6.007	5.990	5.972
99-27	Yield	6.008	6.025	6.022	6.018	5.997	5.977	5.957
99-28	Yield	5.999	6.018	6.016	6.010	5.987	5.964	5.942
99-29	Yield	5.990	6.012	6.009	6.003	5.977	5.952	5.927
99-30	Yield	5.982	6.006	6.002	5.995	5.967	5.939	5.912
99-31	Yield	5.973	5.999	5.995	5.988	5.957	5.927	5.897
100-00	Yield	5.964	5.993	5.989	5.981	5.947	5.914	5.881
100-01	Yield	5.956	5.986	5.982	5.973	5.937	5.901	5.866
100-02	Yield	5.947	5.980	5.975	5.966	5.927	5.889	5.851
100-03	Yield	5.938	5.973	5.968	5.959	5.918	5.876	5.836
100-04	Yield	5.930	5.967	5.962	5.951	5.908	5.864	5.821
100-05	Yield	5.921	5.960	5.955	5.944	5.898	5.851	5.806
100-06	Yield	5.912	5.954	5.948	5.936	5.888	5.839	5.791
100-07	Yield	5.904	5.947	5.941	5.929	5.878	5.826	5.776
100-08	Yield	5.895	5.941	5.935	5.922	5.868	5.814	5.761
100-09	Yield	5.886	5.935	5.928	5.914	5.858	5.801	5.746
100-10	Yield	5.878	5.928	5.921	5.907	5.848	5.789	5.731
100-11	Yield	5.869	5.922	5.915	5.900	5.838	5.776	5.716
100-12	Yield	5.861	5.915	5.908	5.892	5.828	5.764	5.701

Collateral Summary

Type		Coupon	6.000%
Offering	$254.45 MM	WAC	6.550%
Dated Date	05/01/02	WAM	177.0
Settlement	05/30/02	AGE	2.0
First Pmt	06/25/02	Frequency	Monthly

Structure Summary

Pricing Speed	300 PSA

Tranche Description

Class	Type	Orig	Avail	Coupon	Avl	Spr/Tsy	Spr/AVL	Yield	Price	Dur	Window	Stated Band	Comments
SEN		250,000,000.00	250.000	6.000	4.434	133/5	157/4.4	5.9642%	**100-00**	3.59	06/02-02/17		4.4 yr
SUB	SUB	4,452,926.00	4.453	6.000	7.391	71/10	104/7.4	6.0040%	**100-00**	5.59	06/02-02/17		7.4 yr Subordinate

Market Data

TIME: 3:00 PM (14-May-02)

6mo	1.93500%		
1yr	2.43000%	5yr	4.63500%
2yr	3.36600%	7yr	4.89780%
3yr	3.78900%	10yr	5.29200%
4yr	4.21200%	30yr	5.75200%

Deal Comments